Christopher Bruno

President

RSE Markets, Inc.

T 413-822-9740

chris@rallyrd.com

250 Lafayette Street, 2nd Floor

New York, NY 10012

347-952-8058

April 21, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Erin Jaskot, Legal Branch Chief

Re: RSE Archive, LLC

Offering Statement on Form 1-A Post-Qualification Amendment No. 5

Filed March 31, 2020

File No. 024-11057

Ladies and Gentlemen:

This letter sets forth the response of RSE Archive, LLC (the “Company”) to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A Post-Qualification Amendment No. 5  (the “Offering Statement”) publicly submitted to the Commission on March 31, 2020, contained in the Staff’s letter, dated April 16, 2020 (the “Comment Letter”). The Company has revised the Offering Statement and is filing Post-Qualification Amendment No. 6 to the Company’s Offering Statement on Form 1-A (“Amended Offering Statement”) together with this response letter.  The Amended Offering Statement reflects amended disclosure and updates in response to each of the Staff’s comments.

For the convenience of the Staff, the comments from the Comment Letter are restated in bold prior to the response to the comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. The relevant changes to the disclosure we have made are underlined in the text below. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement.  We are also sending, under separate cover, a marked copy of the Offering Statement showing changes to the Offering Statement.

Liquidity Platform, page 105

1.Please revise your disclosure to indicate the Series which have been provided trading windows on the Liquidity Platform.

Response:

The Company has revised its disclosure to include an additional column in the Master Series Table starting on page 15 of the Offering Statement. The dates listed in this column represent the most recent Trading Window for each Series. If there are no details for a particular Series, no Trading Window has yet occurred for that Series. The Company has added a footnote to explain the column at the bottom of the table. In addition, the Company has added additional disclosure to the “Liquidity Platform” on page 325 - Frequency of facilitation - to provide additional insight on the process and timing for opening Trading Windows on the Liquidity Platform.  This additional disclosure also cross-references the Trading Window data added to the Master Series Table.

Notes to Consolidated Financial Statements, page F-13

2.Please explain to us and disclose as appropriate your accounting for the Asset Seller's interest in the underlying asset of each of the #71MAYS and #HONUS series and your/the series' minority interest in the #HONUS asset.

Response:

For both the Series #71MAYS and Series #HONUS, the Company entered into purchase options agreements the terms of which are detailed in the following exhibits filed as part of prior amendments to the Offering Statement:

#71MAYS: https://www.sec.gov/Archives/edgar/data/1768126/000176812619000009/rseex6z6.htm

#HONUS: https://www.sec.gov/Archives/edgar/data/1768126/000176812619000020/rseex6z28.htm

In both cases, the Company entered into purchase options agreements to acquire 100% of the Underlying Asset, with total purchase consideration to the Asset Seller made up of cash and Interests in the Series, which the Asset Seller received at the Closing of the Offering for each respective Series.

We thus believe that we have accounted for both the #71MAYS and #HONUS Offerings correctly on the consolidated balance sheets, because we are showing all of the respective Series assets and liabilities in our financial statements, because 100% of the Underlying Assets were acquired.

We have revised the statements of cash flows to show the Investment in memorabilia and Proceeds from the sale of membership interests line items to reflect only the cash portion of the consideration paid and only the cash portion of the amounts received from the offering of membership interests. We have also added the following Supplemental Cash Flow Information: Membership Interest issued to Asset Seller as consideration, to allow the Investor to reconcile net and gross amounts for these line items for the

Series #71MAYS on page F-10 and Series #HONUS on page F-12 individually and also on a consolidated basis on page F-12.

Immediately prior to the filing of the Amended Offering Statement and this response letter, we have filed with the Commission a 1-K/A which restates the cash flow statement for the year ending December 31, 2019 and corrects this classification error. The 1-K/A includes an explanatory note and an additional Note J on page F-36 in the footnotes to the financial statements to provide details on the reconciliation of the revised statement of cash flows. The restated financial statements contained in the 1-K/A have been included in the Amended Offering Statement.

We have also changed the disclosure throughout the 1-K/A and the Amended Offering Statement to make clearer that rather than an Asset Seller retaining Interests in a particular Series, the Asset Seller may in some cases, receive Interests in a Series as part of the total purchase consideration. This accurately reflects the terms of the respective purchase option agreements. We have adjusted the language specifically for the #71MAYS on page 73 and page 74 and the #HONUS on pages 161 through 163, as well as more general instances throughout the Amended Offering Statement. In addition, we have added further information related to our “internal controls” risk factor on page 44 of the Amended Offering Statement.

Please feel free to call me with any questions at 413-822-9740.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

cc:

Scott Anderegg, Esq.

Scott Stringer

Doug Jones

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean M. Colucci, Duane Morris LLP